Technology Applications International Corporation
18851 N.E. 29th Avenue, Suite 700,
Adventura, Florida, 33180

Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Technology Applications International Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed September 4, 2012 File No. 333-183683
Form 10-K for the Fiscal Year Ended December 31, 2011 Filed April 16, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012 Filed May 22, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012 Filed August 20, 2012
File No. 000-53878

November 26, 2012

Dear Ms. Long,

This letter sets forth the response of Technology Applications International Corporation (“TAIC” or the “Company”) to the Staff’s comment letter dated October 1, 2012.  Further, we have filed an Amendment No. 2 to Registration Statement on Form S-1 filed September 4, 2012, to address the comments as referenced in our responses below.

Registration Statement on Form S-1

General

1. Please revise your disclosure throughout the registration statement to clearly state the securities that are being offered by the company. Currently, it is often unclear in your disclosure which shares are being offered by the company and which are being offered by the shareholders. For example, we note your disclosure on page six that the company is registering a total of 19,478,000 shares of common stock. However, it appears that the company is actually offering three million units, which each include one share of common stock and one common stock purchase warrant. Further, we notice throughout the prospectus that you refer to the “shares” being registered for sale by the company. Because the shares and common stock purchase warrants are all part of the units, the disclosure should instead refer to the units being offered by the company, unless there is a particular reason to refer to the common stock or common stock purchase warrants separately, and should differentiate between those offered by the company and those offered by the selling shareholders. Please comprehensively revise your disclosure so that the securities being offered by you and the securities being resold by the selling shareholders is clearly presented.

Response: We have made the revision to the prospectus to more clearly state that the Company is offering Units as well as registering for sale the shares offered by the Selling Shareholders.

Registration Statement Cover Page

Calculation of Registration Fee

2. Please revise the registration fee table to separately list each security that is being registered. In particular, while you have registered the common stock underlying the warrants that are included in the units, you have not separately registered the “S-1 Warrants.” In addition, it is unclear if you are registering the resale of the “Class A Warrants” held by the selling shareholders, or if you are only registering the resale of the common stock underlying the Class A Warrants. In the event that you are registering the resale of the Class A warrants, you must also register the primary offering by the company of the 1,030,000 shares of common stock underlying the Class A warrants to cover the potential exercise of the Class A Warrants by the public stockholders. Please revise your disclosure in the fee table and elsewhere in the prospectus to clarify.

Response: We have revised the registration fee table to more clearly state what securities are being registered. We have also made the statement that we are not registering the Warrants for public resale and have added the following language to the Prospectus Cover Page, Plan of Distribution, and Description of Securities sections:

The Class A Warrants and S-1 Warrants, being immediately detachable, are transferable. However; we do not intend to take any steps, either now or in the future, to create a public market for either of the Class A Warrants or the S-1 Warrants.

Prospectus Cover Page

3. Please limit the cover page to one page. See Item 501(b) of Regulation S-K.

Response: We have made this revision.

4. Please include the date of filing in the “Subject to Completion” heading.

Response: We have revised accordingly.

5. Please revise the heading to clearly indicate the securities that are being registered. For example, we note that you have not included the Units in the heading. Further, please note that it is not necessary to put the price of each security in the heading, and eliminating this disclosure may help present the securities that are being registered more clearly for investors. In this regard, we note that you have already provided the fixed price of $1.00 and the exercise price of the warrants in the text of the cover page. Please consider revising the heading simply to provide the total value of the offering, and the total number of securities being registered by the company and the total number being registered by the selling shareholders.

Response: We have revised to clarify that the Company is offering Units and revised the heading to more clearly state that the Company is offering 3,000,000 Units and that the 13,478,000 shares are being registered on behalf of the Selling Shareholders.

6. We note that the last sentence of the third paragraph says that the units include “3,000,000 warrants issuable upon exercise of the S-1 warrants” (emphasis added). It appears that this should say that it includes 3,000,000 shares of common stock issuable upon exercise of the S-1 warrants.

Response: We have removed this sentence and revised accordingly.

7. We note your statement in the second paragraph that of the 1,030,000 common shares issuable upon exercise of the Class A Warrants that are being registered for resale by the selling shareholders, you will receive $1,030,000 in the event of a cash exercise of these warrants. It does not appear that you should include this as proceeds from the current offering by the company. The Class A Warrants were issued by you in a private placement and are being resold by the selling shareholders. Please advise or revise accordingly.

Response: We have removed that statement and revised accordingly.

8. We note that you have included both the sale of the common stock and the cash exercise of the warrants in the table showing the proceeds to you and the selling shareholders. Given that the warrants and the common stock are part of the unit, and the warrants will only be exercised if the holder of the units chooses to do so, this table should show only the proceeds that will be received from the sale of the units. Please revise your disclosure accordingly.

Response: We have removed the table, and revised accordingly.

9. We note your disclosure that “[t]he Company will not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission for review has been cleared of comment and is effective.” Please revise to state that you may not sell the securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. See Item 501(b)(10) of Regulation S-K.

Response: We have made this revision.

Prospectus Summary, page 4

General

10. Please ensure that your summary is balanced. Please disclose at the outset that you are a development stage company, that you have recorded minimal revenue, that you had net losses of $397,120 for the six months ended June 30, 2012 and that you expect your losses to continue, and that your audit firm has issued a going concern opinion.

Response: We have made this revision, included losses up to September 30, 2012 and added it to the section titled “General Information about the Company”

11. Please clearly disclose that after the offering, 87.2% of the common stock outstanding will be held by your CEO and CFO, Charles J. Scimeca.

Response: We have revised to more clearly state that our CEO will own 87.2% of the common stock after the offering.

General Information about the Company, page 4

12. We note your statement that the company invests in emerging growth startup companies and brings marketing and organizational expertise to such companies. Please advise whether the primary business of your company is to invest in startup companies, or if it is instead the marketing and sale of environmental management solutions and skin care products. Please revise your disclosure to clarify.

Response: Our Primary business is the distribution, marketing and sale of environmental management solutions and skin care products, and has been revised accordingly.

13. Please clarify in your disclosure on page five to explain how the electron beam particle accelerator unit relates to the treatment of wastewater. Please include similar disclosure in the description of NueEarth’s products on page 32, and elaborate more specifically on the nature and function of the products you plan to develop.

Response: We have revised our disclosure to more fully explain how the electron beam unit treats wastewater as such:

The electron beam particle accelerator unit creates high energy electrons that produce free radicals in the waste water leading to decomposition of organic compounds (pollutants). We plan to develop various applications to use e beam technology for removal of pollutants from wastewater, drinking water, municipal sludge and fracking liquids.

Jumpstart Our Business Startups Act, page 7

14. Please revise your disclosure to clearly state that Section 107(b)(2) provides that an emerging growth company may opt out of the extended transition period for complying with new or revised accounting standards. Your current disclosure suggests that a company could opt out of being an emerging growth company entirely.

Response:  We have restated and revised our disclosure accordingly.

Summary Financial Information, page 8

15. Please revise your table to also include balance sheet information as of June 30, 2012.

Response: We have revised the table to include the June 30, balance sheet information

Risk Factors, page 9

Because the Company auditors have issued a going concern opinion . . ., page 9

16. Please revise your disclosure to clarify what you mean that the “financial statements do not include any adjustments that might result from the uncertainty about its ability to continue in business.”

Response: We have revised the disclosure and that sentence has been removed.

The officers and directors of the Company, currently devote approximately 30-40 hours per week . . ., page 9

17. Please revise to clarify that you have only two officers, and each of the officers also serve as a director.

Response: We have revised to clarify that the Company only has two officers and that they also serve as the directors.

The loss of the services of the current officers and directors . . ., page 11

18. We note the disclosure that each of the officers and directors has “extensive experience in the financial, equities trading and software industries.” This does not appear consistent with the biographies provided on page 42. Please reconcile your disclosure accordingly.

Response: We have removed the disclosure that each of the officers and directors has “extensive experience in the financial, equities, trading and software industries.” and reconciled accordingly.

If the water we sell became contaminated . . ., page 13

19. Based on the disclosure in your prospectus, it does not appear that you sell water. Please advise and revise accordingly.

Response:  We have revised this risk factor to state that “If our products become contaminated. . .”

20. The second and third paragraphs in this risk factor are duplicative of the prior risk factors. Please delete these paragraphs.

Response: We have deleted the duplicate paragraphs accordingly.

The Company relies upon third-party suppliers . . ., page 14

21. Please revise this risk factor to reflect the current state of your business. In particular, it appears that your skin care business involves distributing cosmetics that were created by Regenetech, Inc. If this risk factor is referring to the fact that Regenetech manufactures the cosmetics that you distribute, please specifically state this fact. Please also advise whether you have developed and manufactured skin products separately from those developed by Regenetech. As currently drafted, the disclosure suggests that you developed the product and contracted with multiple outside manufactures to produce the product. Please advise and revise accordingly. Please also add a risk factor addressing your dependence on Regenetech.

Response: We have revised the risk factor to reflect that we depend on a sole manufacturer “Regenetech” and that we distribute their cosmetic products. We have not developed our own line of cosmetics, in the future we plan on creating our own line of cosmetics, but have not reached that stage yet.

The Company’s products may require clinical trials . . ., page 15

22. Please clarify the specific products that you are referring to in this risk factor.

Response: We have specifically identified the product in this risk factor as the Renuéll skin cream.

The company officers and directors will continue to exercise significant control . . . , page 18

23. Please revise this risk factor to clearly state that 88.6% of the common stock outstanding will be held by Charles J. Scimeca. We also note that on page 45 you state that Mr. Scimeca will own 87.2% of the common stock outstanding after the offering. Please reconcile your disclosure.

Response: We made the revision and reconciliation to state that Mr. Scimeca will own 87.2% of the Company’s outstanding common stock after the offering.

Use of Proceeds, page 19

24. We note your statement in footnote two that you will have to seek additional funding to repay the offering expenses and implement your growth strategy. Please clarify what you mean by this footnote and how it relates to the table showing your use of the proceeds of the offering. Please also reconcile this with your statement on page 30 that your 12-month budget will be “completely funded by the $3,000,000” you intend to raise in the offering.

Response: We have removed that Footnote and reconciled that the 12-month budget would be completely funded by the $3,000,000 accordingly.

25. We note your disclosure on page 20 that you plan to acquire $945,500 worth of Renuéll  Cosmetic Cream for your inventory. Please clarify whether you will purchase this cream from your subsidiary, or whether you are manufacturing this cream, or some alternate arrangement. It is not clear from this disclosure, and from disclosure elsewhere in the prospectus, whether Renuéll cosmetic products are your products or are products developed by third parties that you help to distribute. Please revise your disclosure to clarify.

Response: We have revised to state more clearly that the Company would purchase the Renuéll Cosmetic Cream from our supplier, Regenetech.

Selling Shareholders, page 23

26. Please disclose how the selling shareholders acquired the securities they may offer and sell pursuant to the registration statement. Please describe the transactions in which the shares offered for resale were acquired, including the dates, the number of shares purchased in each transaction, and the purchase price, if any. We note your disclosure on page 24 referencing a private placement of 1,030,000 units, but we do not see additional disclosure about any of the other transactions in which the selling shareholders acquired the securities. Further we note the disclosure in the first sentence of the last paragraph on page 24 stating that the table is for “the private placement offering completed on June 30, 2012,” but this description does not appear accurate.

Response: We have revised the table into two tables to show how the shares offered for resale were acquired and added the dates that the shares were acquired and the price.

27. It is unclear why you have included the disclosure on page 24 entitled “Limitations on Resale.” Please provide additional information to put this disclosure in context.

Response: We have removed the section on Limitations on Resale.

28. Please disclose that the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with any sales covered by the registration statement. You should modify this disclosure to the extent any of the selling shareholders are underwriters.

Response: We have revised the prospectus to include that ‘selling shareholders may be deemed to be underwriters’

29. We note your statement that none of the selling shareholders or beneficial owners has had a material relationship with the company other than as a shareholder at any time within the past three years. However, we note that the company has entered into transactions with certain of the shareholders. For example, we note the disclosure on page five that the shares issued to D&E Global Management, Inc. and International Consulting and Equity Group, Inc. were for cancellation of debt owed “for services rendered.” Please advise and revise your disclosure accordingly, including stating the types of services provided by these shareholders and any other shareholders, as applicable.

Response: We have revised and specifically referenced and stated the types of services provided by those shareholders as applicable.

Plan of Distribution, page 26

30. Please revise the disclosure regarding Rule 144 to reflect the current version of the Rule. For example, certain securities may be resold after six months, subject to certain limitations and requirements. In addition, non-affiliate holders may resell without limitation after one year. These are just examples. Please also revise your related disclosure on page 46 as necessary.

Response: We have revised to reflect the current version of Rule 144.

Procedures and Requirements for Subscription, page 28

31. Please file a form of the subscription agreement that you will use in this offering as an exhibit to the registration statement.

Response: We have attached and filed the subscription agreement as exhibit number 10.07.

Description of the Business, page 29

Corporate History, page 29

32. We note your disclosure regarding the potential use of loans from directors. Please revise your disclosure to describe whether your directors have made any commitments in this regard and, if so, how they were memorialized.

Response: We have revised the sentence to clearly state that Management has not made any formal commitment to advance funds.

Products, page 31

33. Please revise your disclosure in this section to specifically explain whether Renuéll  is developing its own line of cosmetics, or instead, whether it is distributing cosmetics developed by Regenetech. Please also revise your disclosure under “Manufacturing and Raw Material – Renuéll  Int’l, Inc.” to provide similar clarification.

Response: We have revised the disclosures to state that Renuéll is distributing Regenetech’s product and is also in the process of developing its own skin cream. As well as made a similar clarification in the Manufacturing section.

34. Please disclose the material terms of your Distribution Agreement with Regenetech. Further, we note your statement that you filed the Distribution Agreement as an exhibit to your Form 10-K filed on April 16, 2012. However, we are unable to locate this exhibit. Please file the Distribution Agreement with the next amendment to your registration statement.

Response: We have attached the Distribution Agreement as exhibit number 10.04.

35. We note your disclosure that Regenetech and Renuéll are the only cosmetic companies to be endorsed by the “Space Foundation and N.A.S.A.” Please explain specifically what it means to be endorsed by these organizations, including whether each of these organizations has officially recognized your product and/or the stated benefits of your product. Please also explain what the Space Foundation is.

Response: We have revised to more fully explain what it means to be endorsed by these organizations as follows:

The Space Foundation is an international nonprofit organization and the foremost advocate for all sectors of the space industry - civil, commercial, national security, new space entrepreneurship, and finance. A leader in space awareness activities, major industry events, and educational enterprises, the Space Foundation is based in Colorado Springs, Colo., has an office in Washington, D.C., and has a field office in Houston, Texas. The Space Foundation employs a variety of programs and initiatives that educate and raise awareness about the importance and impact of the space industry. http://www.spacefoundation.org/

 In order for a company to be certified by the Space Foundation it must be a product or service that directly results from Space technology or space program development such that the product exists because of advances in space technology. Examples of certified space technologies include Fisher Space Pens, GPS, and Tempur-Pedic foam mattresses.  Recently Regenetech, (our manufacturer) was inducted into the Space Foundation’s Space Technology Hall of Fame.  The Space Foundation has also officially certified Renuéll as a Certified product that is produced using Regenetech’s technology. http://www.spacecertification.org/certified-products/Renuéll -skin-care.  The “Space Technology Hall of Fame is a collaboration between NASA and the Space Foundation.  Organizational inductees for the bioreactor in 2011 are those that developed the technology and refined it for commercial use: NASA’s Johnson Space Center, Regenetech Inc. and Synthecon Inc.” Regenetech, licensed patents from Johnson to produce three-dimensional tissues in the bioreatctor. http://www.nasa.gov/offices/oct/home/feature_hof.html

36. Please explain what it means that the cosmetics are created in “a rotatable perfused time varying electromagnetic force bioreactor,” including how this enhances the product, if at all.

Response: We have revised the statement to include this definition and explanation of the enhancements;

In use, the rotatable perfused time varying electromagnetic force bioreactor supplies a time varying electromagnetic force to the rotatable perfusable culture chamber of the rotatable perfused time varying electromagnetic force bioreactor to expand cells contained therein.  These expanded cells when placed on the skin in cream form help repair, hydrate and expand the cells in the skin, thereby, giving a rejuvenated and fresher appearance to a person’s skin.

Customers, page 32

NueEarth, Inc., page 32

37. Please specify that the customers listed are potential customers.

Response: We have specified that the customers are potential.

Domestic Water Supply Crisis, page 32

Growing Need for Affordable Regulatory Compliance, page 33

38. Please explain the SDWA. It is unclear from your disclosure what this means.

Response: We have revised the sentence to define the SDWA as the EPA’s “Safe Drinking Water Act (‘SDWA’)”

Manufacturing and Raw Materials, page 33

NueEarth, Inc., page 34

39. Please specify the raw materials that are used by NueEarth, Inc.

Response: We have revised the paragraph to more clearly identify that Contaminated Water is the Raw material that NueEarth, Inc., uses and then cleans on a contract basis.

Inventory, page 34

40. We note your statement that you estimate that you can sell the products in inventory within three to four months. Please disclose the amount that you sold in the prior three months so that investors have some context for this statement and can understand your past sales history.

Response: We have revised to state that:

In this initial test phase the Company sold 80% of its test product in 8 days, and the last 20% was sold approximately two months later.  The Company has not sold any product in the last three months, as the Company has been working on branding and market strategies.

Competition, page 35

41. We note your list of competitors, including Johnson and Johnson and General Electric. Given that you are still a development stage company, please justify your statement that you compete with the companies that are listed or delete this disclosure.

Response: We have deleted the names of the competitors.

Market for Common Equity and Related Stockholder Matters, page 37

42. We note your statement that you intend to apply to have your common stock quoted on the OTCBB. It is our understanding that OTCBB is not an issuer listing service, that only market makers can apply to quote securities on the OTCBB, and that issuers may contact an authorized OTCBB market maker for sponsorship of a security on the OTCBB. Please remove statements indicating that you will apply for quotation and instead clarify whether you will contact a market maker for sponsorship.

Response: We have revised the disclosure to clarify that we will contact a market maker for sponsorship.

Management’s Discussion and Analysis, page 39

General

43. Please elaborate on your plans to develop each of your businesses. Include a discussion of the specific steps that you intend to take or milestone that you must reach for each businesses to become fully operational and generate revenues. Where possible, provide your anticipated timeframe for each step or milestone, or describe the contingencies that impact your ability to meet or anticipate a particular timeframe.

Response: We have revised the business section to include a Plan of Operation subsection where we describe the specific steps and time frames that the company will attempt to implement in order to become fully operation and generate revenues.

44. Please revise MD&A to also include a discussion of your results of operations for the interim period ended June 30, 2012 as compared to the comparative interim period. Your discussion should quantify the underlying factors you attribute to changes in general and administrative expenses between periods.

Response: We have revised to include a discussion of our results of operations for the interim period ended September 30, 2012.

Liquidity and Capital Resources, page 40

45. Please revise your liquidity section to update your discussion as of June 30, 2012, including addressing material changes in operating, investing and financing cash flows for the six months ended June 30, 2012 as compared to the six months ended June 30, 2011. Please also discuss significant fluctuations in working capital items, such as the reason for the material cash outflow for inventory in the current period. In regard to the recent acquisition of inventory, please disclose what it includes, if it has a limited shelf life/expiration date, and who you acquired it from, including if they are a related party.

Response: We have updated our discussion as of September 30, 2012, added what the expected shelf life/expiration date of the products are, and whom we purchased them from.

Going Concern, page 40

46. Given that your auditor expressed substantial doubt about your ability to continue as a going concern in their audit report for the year ended December 31, 2011, please provide a more detailed discussion of how you intend to finance your operations through fiscal year 2012, as required by Section 607.02 of the SEC Codification of Financial Reporting Policies. Your disclosure should include a discussion of your current ability to obtain debt or equity financing, or to obtain additional advances from stockholders, given the lack of cash flows from operations, and should also address the potential risks and consequences if you are unable to obtain any additional financing.

Response:  We have revised the Going Concern section and added the following two clarifying paragraphs:

The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs for the next fiscal year and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. As of September 30, 2012, the Company has an accumulated deficit of $816,439, and if the Company is unable to obtain adequate capital, it could be forced to cease operations.

Over the next 12 months, the Company plans to continue selling its inventory of the line of cosmetics and start working with wholesalers and retailers to sell our product. Upon securing a contract with a wholesale or retail company, the Company plans to fulfill those orders and begin receiving greater revenues;  however, the Company cannot estimate the amount of time that it will take for those activities will to generate sufficient revenues. In order to continue as a going concern during the next fiscal year, the Company will need, among other things, additional capital resources. Management’s plan is to obtain such resources for the Company by obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses and seeking equity and/or debt financing. However management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

Directors, Executive Officers, Promoters and Control Persons, page 42

47. Please revise the description of the business experience for John Stickler so that it covers his principal occupations and employment during the past five years. See Item 401(e) of Regulation S-K.

Response: We have revised the filing to more fully describe Mr. Stickler’s past work experience as is required by Item 401(e) of Regulation S-K.

Executive Compensation, page 43

48. We note that the table reports the salary for Mr. Scimeca for the year ended 12/31/2012. Please advise if this should be 12/31/2011. Further, we note that the total salary reported for Mr. Scimeca is $120,000, but his total compensation for the year is $80,000. Please advise and revise as necessary.

Response: We have revised to show that Mr. Scimeca did not earn a salary from the Company in 2011.

49. Please identify the items included in “All Other Compensation” for Mr. Stickler. See Item 402(o)(7) of Regulation S-K.

Response: We have revised to state that Mr. Stickler is not compensated as a director.

Compensation of Directors, page 45

50. Provide the information required for the fiscal year ended December 31, 2011, as required by Item 402(r)(1) of Regulation S-K, as applicable.

Response: We have revised and have inserted the Items required by Item 402(r)(1) of Regulation S-K.

51. Please explain what it means that Mr. Stickler will be compensated as a “consultant.” Please clarify whether he is also being compensated as a director.

Response: We have revised that Mr. Stickler is not being compensated as a director and that he is compensated as a consultant to the Company.

Transactions with Related Persons, Promoters and Certain Control Persons, page 46

52. Please disclose that Mr. Scimeca is the Chief Executive Officer of Coast to Coast Equity Group, Inc. Please make similar disclosure in the Use of Proceeds section, where you disclose that offering proceeds will be used to repay certain amounts to Coast to Coast. Please also include the information required by Item 404(a)(5) for the loan. See Item 404(d) of Regulation S-K.

Response: We have revised to include the disclosure that Mr. Scimeca is the CEO of Coast to Coast Equity Group, Inc.

53. We note the disclosure in Note 8 to the financial statements relating to rental of a recreational vehicle from an affiliate of the company. Please provide the disclosure required by Item 404(d) of Regulation S-K for this transaction.

Response: We have revised to disclose that the affiliate party is Coast to Coast Equity Group, Inc.

Available Information, page 47

54. As currently drafted, your disclosure suggests that Forms 10-K, 10-Q and 8-K are all filed under Section 14 of the Exchange Act. Please revise your disclosure to clarify that such reports are filed pursuant to Section 13(a) or 15(d) of the Exchange Act.

Response: We have made this revision.

Consolidated Financial Statements, page F-1

General

55. Please disclose whether the revenue you generated is from a major customer as provided in FASB ASC 280-10-50-42.

Response: We have disclosed that 20% of the revenue we generated is from a major customer, who purchased 2 large bottles of Renuéll skin cream for $300 total.

Consent

56. We note the current consent from your auditor indicates that they consent to “the incorporation by reference in this Registration Statement on Form S-1” of their report “which appears in the Annual Report on Form 10-K for the year ended December 31, 2011”. Please have your auditor revise their consent to clarify that they consent to the inclusion of their report in the current registration statement.

Response: We have had the Auditor revise the statement and have included it with the amended filing.

Indemnification, page II-1

57. Provide the disclosure regarding indemnification provisions of any statute, charter or bylaw provision, contract or other arrangement covering any controlling persons, directors or officers of the company that is required by Item 702 of Regulation S-K. The information you have included on page II-1 is similar to the undertaking required by Item 512(h) of Regulation S-K, which appears under Item 17.

Response: We have made the requested revision.

Undertakings, page II-3

58. Please include the undertakings in Item 512(a)(6) of Regulation S-K.

Response: We have included the requested undertakings.

Signatures

59. Please have your principal executive officer, principal financial officer and principal accounting officer sign the registration statement in his individual capacity. See Instruction 1 to Signatures on Form S-1.

Response: We have revised accordingly.

Exhibit 5.1

60. Please note, the legal opinion provided by counsel must address the legality of each of the securities being registered, including each component of the units being issued, as well as the units themselves. As drafted, the opinion appears only to address (1) the “Purchased Shares,” which are defined to include 1,030,000 shares issued on June 30, 2012; (2) “Warrant Shares,” which is not a defined term in the opinion, and (3) the Units to be sold under the Form S-1. It does not appear that the legality of any of the other ordinary shares being registered, or the legality of the warrants underlying the Units, have been opined upon. Please have counsel revise the opinion to address the legality of each of the securities being registered on the Form S-1. See Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response: We have had counsel revise to address the legality of each of the securities being registered.

Form 10-K for the Fiscal Year Ended December 31, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

61. Please comply with the above comments in your future Exchange Act reports.

Response: We will comply with the above comments in our future Exchange Act Reports.

62. We note that the cover page of each of your Exchange Act reports states that the requirement that you have submitted electronically and posted on your website the Interactive Data Files required to be submitted and posted pursuant to Rule 403 of Regulation S-T is “Not Applicable.” Please note that the XBRL requirements were applicable to smaller reporting companies beginning with the company’s first fiscal period ending after June 15, 2011. Please correct your disclosure in future filings.

Response: We will correct in our future filings.

Technology Applications International Corporation

/s/Charles J. Scimeca
Name: Charles J. Scimeca
Title: Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer